EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15383

Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of:

J.P. Morgan Exchange-Traded Fund Trust

J.P. Morgan Investment Management Inc.

277 Park Avenue

New York, New York 10172

JPMorgan Distribution Services, Inc.

1111 Polaris Parkway

Columbus, Ohio 43240

Please send all communications regarding this application to:

Gregory S. Samuels

J.P. Morgan Investment Management Inc.

4 New York Plaza

New York, New York 10004

with a copy to:

Jon S. Rand, Esq.

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Page 1 of 34 sequentially numbered pages (including appendices)

As filed with the U.S. Securities and Exchange Commission on October 27, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of J.P. Morgan Exchange-Traded Fund Trust J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc. File No. 812-15383	Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.	SUMMARY OF APPLICATION

In this application, J.P. Morgan Exchange-Traded Fund Trust (“Trust”), J.P. Morgan Investment Management Inc. (“Initial Adviser”) and JPMorgan Distribution Services, Inc. (“Distributor” and, together with the Trust and the Initial Adviser, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (the “Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) offers exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

[1]

Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

II.	APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a Delaware corporation with its principal place of business in New York, New York. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.3

Subject to approval by the Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the distributor and principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order.

For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

[3]	The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Brian S. Shlissel, President & Principal Executive Officer of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of trustees of the Trust on August 9, 2022.

RESOLVED, that the President and any Vice President of the Trust be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Application”); and

FURTHER RESOLVED, that the President, any Vice President and their designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the Commission (whether oral or written) on the Application with the Commission, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended; and

FURTHER RESOLVED, that the President, any Vice President and their designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the Commission’s Division of Investment Management of the Application.

Brian S. Shlissel, Managing Director of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Managing Director of the Adviser. Wendy Barta, Director, Executive Director & President of the Distributor, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in her as Director, Executive Director & President of the Distributor.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application.

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: President & Principal Executive Officer

J.P. Morgan Investment Management Inc.

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: Managing Director

JPMorgan Distribution Services, Inc.

By:	/s/ Wendy Barta
Name: Wendy Barta
Title: Director, Executive Director & President

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, J.P. Morgan Exchange-Traded Fund Trust; that he is the President & Principal Executive Officer of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 27th day of October, 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: President & Principal Executive Officer

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, J.P. Morgan Investment Management Inc.; that he is a Managing Director of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 27th day of October, 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

J.P. Morgan Investment Management Inc.

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: Managing Director

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, JPMorgan Distribution Services, Inc.; that she is Director, Executive Director & President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 27th day of October, 2022, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

JPMorgan Distribution Services, Inc.

By:	/s/ Wendy Barta
Name: Wendy Barta
Title: Director, Executive Director & President

APPENDIX A

Initial Fund

JPMorgan Equity ETF

The Fund seeks to provide long-term capital appreciation. Under normal circumstances, the Fund invests at least 80% of its assets in equity securities of U.S. companies.

APPENDIX B

First Marked Copy

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. ~~812-15294~~812-15383

~~First~~ Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c- 1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of:

~~IndexIQ Active ETF~~J.P. Morgan Exchange-Traded Fund Trust

~~IndexIQ Advisors LLC~~

~~51 Madison~~

J.P. Morgan Investment Management Inc.

277 Park Avenue~~,~~

New York, ~~NY. 10010~~New York 10172

JPMorgan Distribution Services, Inc.

1111 Polaris Parkway

Columbus, Ohio 43240

Please send all communications regarding this ~~Application~~application to:

~~Matthew Curtin~~

~~Chief Legal Officer, IndexIQ Advisors LLC~~

~~51 Madison Avenue~~

Gregory S. Samuels

J.P. Morgan Investment Management Inc.

4 New York Plaza

New York, New York~~, N.Y. 10010~~ 10004

~~(212) 576-7634~~

~~mcurtin@indexiq.com~~

with a copy to:

~~Barry Pershkow~~

~~Chapman & Cutler~~

~~1717 Rhode Island~~

Jon S. Rand, Esq.

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue ~~NW, Suite 800~~of the Americas

~~Washington, D.C. 20036~~

~~(202) 478-6492~~

~~pershkow@chapman.com~~

New York, New York 10036

Page 1 of ~~8~~[__] sequentially numbered pages (including ~~exhibits~~appendices)

As filed with the U.S. Securities and Exchange Commission on ~~March  14~~October 27, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of ~~IndexIQ Active ETF~~J.P. Morgan Exchange-Traded Fund Trust ~~IndexIQ Advisors LLC~~ J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc. File No. ~~812-15294~~812-15383	~~First~~ Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a) (1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.	SUMMARY OF APPLICATION

In this application, ~~IndexIQ Active ETF~~J.P. Morgan Exchange-Traded Fund Trust (“Trust”) ~~and IndexIQ Advisors LLC~~, J.P. Morgan Investment Management Inc. (“Initial Adviser”) ~~(collectively~~and JPMorgan Distribution Services, Inc. (“Distributor” and, together with the Trust and the Initial Adviser, the “Applicants”) apply for and request an order under ~~section~~Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (the “Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial ~~Funds~~Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) offers exchange -traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and ~~any~~the Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under ~~rule~~Rule 0-2 under the Act.

[1]

Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

II.	APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will ~~include certain~~consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Initial Adviser will be the investment adviser to the Initial ~~Funds~~Fund. The Initial Adviser is a Delaware ~~limited liability company~~corporation with its principal place of business in New York, New York. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under ~~section~~Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.3

Subject to approval by the ~~Fund~~Funds’~~s~~ board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub- advisers with respect to the Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the Securities Exchange Act of 1934, as amended ~~(the “Exchange Act”)~~, and will act as the distributor and principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order.

For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to ~~section~~Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•

With respect to the relief requested pursuant to ~~section~~Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act~~; and~~.

[3]	The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

IV.	NAMES AND ADDRESSES

Pursuant to ~~rule~~Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with ~~rule~~Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with ~~rule~~Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. ~~Jonathan Zimmerman, Executive Vice President of IndexIQ Active ETF~~Brian S. Shlissel, President & Principal Executive Officer of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of trustees of the Trust on ~~December 10~~August 9, ~~2021~~2022 .

~~WHEREAS, the Board of Trustees of IndexIQ Active ETF Trust has determined to proceed with the creation of the following new series of the Trust:~~

~~IQ Winslow Ultra Large Cap Growth ETF [renamed IQ Winslow Focused Large Cap Growth ETF]; and~~

~~IQ Winslow Large Cap Growth ETF (the “New Winslow Funds”)~~

~~and the issuance of an unlimited number of shares of the series (the “Shares”) pursuant to the Declaration of Trust (the “Declaration”) and the Bylaws of the Trust (the “Bylaws”); and~~

~~WHEREAS, the New Winslow Funds will operate as exchange-traded funds that do not publicly display their portfolio holdings on a daily basis and, therefore, will not operate pursuant to Rule 6c-11 under the Investment Company Act of 1940 (the “1940 Act”), but instead operate pursuant to an exemptive order from various provisions of the 1940 Act;~~

~~NOW, THEREFORE, BE IT:~~

RESOLVED, that the ~~officers~~President and any Vice President of the Trust be, and each ~~of them~~ hereby is, authorized ~~and empowered, in the name of, for and on behalf of the Trust, to~~to prepare and file with the ~~U.S.~~ Securities and Exchange Commission (the “Commission”) an application for an exemptive order ~~under~~, and any and all amendments thereto, pursuant to Section 6(c) of the ~~1940 Act for~~Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c- 1 under the ~~1940~~ Act, ~~under~~and pursuant to Sections 6(c) and 17(b) of the ~~1940~~ Act ~~for~~granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act~~, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act~~ (the “~~Order~~Application”); and ~~further~~

~~RESOLVED, that the officers of the Trust~~

FURTHER RESOLVED, that the President, any Vice President and their designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the Commission (whether oral or written) on the Application with the Commission, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended; and

FURTHER RESOLVED, that the President, any Vice President and their designees be, and each of them hereby is, authorized ~~and empowered, in the name of, for and on behalf of the Trust,~~to take all such actions and to execute all such documents as they may deem necessary or desirable to ~~proceed with~~obtain the ~~creation~~approval of the ~~New Winslow Funds and issuance of the Shares as more particularly described below~~Commission’s Division of Investment Management of the Application.

~~Kirk C~~Brian S. ~~Lehneis, Chief Executive Officer~~Shlissel, Managing Director of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as ~~Chief~~Managing Director of the Adviser. Wendy Barta, Director, Executive Director & President of the Distributor, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in her as Director, Executive ~~Officer~~Director & President of the Distributor.

In accordance with ~~rule~~Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under ~~sections~~Sections 6(c)~~,~~ and 17(b) ~~and 12(d)(1)(J)~~ of the Act granting the relief requested by this application.

J.P. Morgan Exchange-Traded Fund Trust

~~INDEXIQ ACTIVE ETF TRUST~~

By:	/s/ ~~Jonathan Zimmerman~~Brian S. Shlissel
Name: ~~Jonathan Zimmerman~~Brian S. Shlissel
Title: President & Principal Executive ~~Vice President~~Officer

J.P. Morgan Investment Management Inc.
~~INDEXIQ ADVISORS LLC~~

By:	/s/ ~~Kirk~~Brian ~~C. Lehneis~~S. Shlissel
Name: ~~Kirk~~Brian ~~C. Lehneis~~S. Shlissel
Title: ~~Chief Executive Officer~~Managing Director

JPMorgan Distribution Services, Inc.

By:	/s/ Wendy Barta
Name: Wendy Barta
Title: Director, Executive Director & President

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ~~IndexIQ Active ETF~~J.P. Morgan Exchange-Traded Fund Trust; that he is the President & Principal Executive ~~Vice President~~Officer of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this ~~14~~27th day of ~~March~~October, 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

J.P. Morgan Exchange-Traded Fund Trust

~~INDEXIQ ACTIVE ETF TRUST~~

By:	/s/ ~~Jonathan Zimmerman~~Brian S. Shlissel
Name: ~~Jonathan Zimmerman~~Brian S. Shlissel
Title: President & Principal Executive ~~Vice President~~Officer

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ~~IndexIQ Advisors LLC~~J.P. Morgan Investment Management Inc.; that he is ~~Chief Executive Officer~~a Managing Director of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this ~~14~~27th day of ~~March~~October, 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

J.P. Morgan Investment Management Inc.

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: Managing Director

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, JPMorgan Distribution Services, Inc.; that she is Director, Executive Director & President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 27th day of October, 2022, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

JPMorgan Distribution Services, Inc.

~~INDEXIQ ADVISORS LLC~~

By:	/s/ ~~Kirk C. Lehneis~~Wendy Barta
Name: ~~Kirk C. Lehneis~~Wendy Barta
Title: ~~Chief~~Director, Executive ~~Officer~~Director & President

APPENDIX A

Initial ~~Funds~~Fund

~~IQ Winslow Large Cap Growth~~JPMorgan Equity ETF

The Fund seeks to provide long-term ~~growth of~~ capital appreciation. Under normal circumstances, the Fund invests at least 80% of its assets ~~(net assets plus any borrowings for investment purposes) in large capitalization companies. Typically, Winslow Capital Management, LLC invests substantially all of the Fund’s investable assets in domestic~~in equity securities~~. However, the Fund is permitted to invest up to 20% of its net assets in depositary receipts issued by a trust (including American Depositary Receipts (“ADRs”)) of foreign securities and in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares. Generally, an issuer of a security is considered to be U.S. or foreign-based on the issuer’s “country of risk,” as determined by a third-party service provider such as Bloomberg. The Fund is actively managed and does not intend to track an index. The Fund is classified as “non-diversified” under the Investment Company Act of 1940.~~ of U.S. companies.

~~IQ Winslow Focused Large Cap Growth ETF~~

~~The Fund seeks long-term growth of capital. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in large capitalization companies. Typically, Winslow Capital Management, LLC invests substantially all of the Fund’s investable assets in domestic securities. However, the Fund is permitted to invest up to 20% of its net assets in depositary receipts issued by a trust (including American Depositary Receipts (“ADRs”)) of foreign securities and in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares. . Generally, an issuer of a security is considered to be U.S. or foreign based on the issuer’s “country of risk,” as determined by a third-party service provider such as Bloomberg. The Fund will normally hold a core position of between 25 and 35 securities, although the number of securities held by the Fund may occasionally exceed this range at times. The Fund is actively managed and does not intend to track an index. The Fund is classified as “non-diversified” under the Investment Company Act of 1940.~~

APPENDIX C

Second Marked Copy

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

~~Washington, D.C. 20549~~

~~In the Matter of Thrivent Asset Management, LLC Thrivent ETF Trust Thrivent Distributors, LLC 901 Marquette Avenue, Suite 2500 Minneapolis, MN 55402-3211~~	~~File No. 812-15288~~

File No. 812-15383

Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “~~1940~~ Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the ~~1940~~ Act and Rule 22c-1 under the ~~1940~~ Act, and under Sections 6(c) and 17(b) of the ~~1940~~ Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the ~~1940~~ Act.

~~All~~

In the Matter of:

J.P. Morgan Exchange-Traded Fund Trust

J.P. Morgan Investment Management Inc.

277 Park Avenue

New York, New York 10172

JPMorgan Distribution Services, Inc.

1111 Polaris Parkway

Columbus, Ohio 43240

Please send all communications ~~and orders~~regarding this application to:

~~John D. Jackson~~

~~Thrivent ETF Trust~~

~~901 Marquette Avenue, Suite 2500~~

~~Minneapolis, MN 55402-3211~~

~~jay.jackson@thrivent.com~~

~~With~~

Gregory S. Samuels

J.P. Morgan Investment Management Inc.

4 New York Plaza

New York, New York 10004

with a copy to:

~~Brian McCabe~~Jon S. Rand, Esq.

~~Ropes & Gray LLP~~

~~800 Boylston Street~~

~~Boston, MA 02199-3600~~

~~617-951-7801~~

~~brian.mccabe@ropesgray.com~~

~~Jeremy Smith~~

Allison M. Fumai, Esq.

~~Ropes & Gray~~Dechert LLP

~~1211~~1095 Avenue of the Americas

New York, ~~NY 10036-8704~~New York 10036

~~212-596-9858~~

~~jeremy.smith@ropesgray.com~~

Page 1 of ~~32~~[__] sequentially numbered pages (including appendices)~~.~~

As filed with the U.S. Securities and Exchange Commission on ~~January  25~~October 27, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

~~Thrivent Asset~~

J.P. Morgan Exchange-Traded Fund Trust

J.P. Morgan Investment Management~~, LLC~~ Inc.

~~Thrivent ETF Trust~~

~~Thrivent Distributors, LLC~~

~~901 Marquette Avenue, Suite 2500~~

~~Minneapolis, MN 55402-3211~~

JPMorgan Distribution Services, Inc.

File No. ~~812-15288~~812-15383

Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “~~1940~~ Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the ~~1940~~ Act and Rule 22c-1 under the ~~1940~~ Act, and under Sections 6(c) and 17(b) of the ~~1940~~ Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the ~~1940~~ Act.

I.	SUMMARY OF APPLICATION

In this application, ~~Thrivent ETF~~J.P. Morgan Exchange-Traded Fund Trust (“Trust”), ~~Thrivent Asset~~J.P. Morgan Investment Management~~, LLC~~ Inc. (“Initial Adviser”) and ~~Thrivent Distributors~~JPMorgan Distribution Services, ~~LLC~~Inc. (~~the~~ “Distributor” and, together with the Trust and the Initial Adviser, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “~~1940~~ Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the ~~1940~~ Act and Rule 22c-1 under the ~~1940~~ Act, and under Sections 6(c) and 17(b) of the ~~1940~~ Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the ~~1940~~ Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (the “Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) offers exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the ~~1940~~ Act.

[1]

Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the ~~1940~~ Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the ~~1940~~ Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the ~~1940~~ Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the ~~1940~~ Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

II.	APPLICANTS

A. The Trust

The Trust is a ~~voluntary association~~statutory trust organized under the laws of the ~~Commonwealth~~State of ~~Massachusetts~~Delaware and will consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the ~~1940~~ Act.

B. The Adviser

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a ~~limited liability company~~Delaware corporation with its principal place of business in ~~Minneapolis, Minnesota~~New York, New York. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.3

Subject to ~~the~~ approval by the Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the Securities Exchange Act of 1934, as amended ~~(the “Exchange Act”)~~, and will act as the distributor and principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order.

For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the ~~1940~~ Act; and

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the ~~1940~~ Act.

[3]	The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the ~~1940~~ Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the ~~1940~~ Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the ~~1940~~ Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

~~John D. Jackson, Secretary~~ Brian S. Shlissel, President & Principal Executive Officer of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of trustees of the Trust on ~~December 6, 2021:~~August 9, 2022.

RESOLVED~~:~~ , that the ~~officers~~President and any Vice President of the ~~Thrivent ETF~~ Trust ~~(the “Trust”)~~ be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “~~SEC~~Commission ”) an ~~Application~~application for an exemptive order ~~of the SEC, that grants~~, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “~~1940~~ Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the ~~1940~~ Act and Rule 22c-1 under the ~~1940~~ Act, and ~~that grants~~ pursuant to Sections 6(c) and 17(b) of the ~~1940~~ Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the ~~1940~~ Act (the “Application”); and

FURTHER RESOLVED~~:~~ , that the ~~officers of the Trust, with the assistance of Trust counsel or others as may~~President, any Vice President and their designees be ~~required~~, ~~are~~and they hereby are, authorized to prepare~~, execute~~ and file response letters to respond to comments of the Commission (whether oral or written) on the Application with the Commission, and take any and all ~~amendments to such applications as may be necessary or appropriate~~other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended; and

FURTHER RESOLVED~~:~~ , that ~~such applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are~~the President, any Vice President and their designees be, and each of them hereby is, authorized to take ~~any and~~ all ~~further~~such actions ~~that~~and to execute all such documents as they may ~~be~~deem necessary or ~~appropriate~~desirable to ~~effectuate~~obtain the ~~foregoing resolutions with respect to the applications and the matters described therein~~approval of the Commission’s Division of Investment Management of the Application.

~~David~~Brian S. ~~Royal, Elected Manager and President~~Shlissel, Managing Director of the Adviser ~~and Elected Manager of the Distributor~~, is authorized to sign and file this document on behalf of the Adviser ~~and the Distributor~~ pursuant to the general authority vested in him as ~~Elected Manager of each~~Managing Director of the Adviser. Wendy Barta, Director, Executive Director & President of the Distributor, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in her as Director, Executive Director & President of the Distributor.

In accordance with Rule 0-5 under the ~~1940~~ Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the ~~1940~~ Act granting the relief requested by this application.

~~Thrivent ETF~~J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ ~~John~~Brian ~~D. Jackson~~S. Shlissel
Name: ~~John~~Brian ~~D. Jackson~~S. Shlissel
Title: ~~Secretary~~President & Principal Executive Officer

~~Thrivent Asset~~J.P. Morgan Investment Management~~, LLC~~Inc.

By:	~~/s/ David S. Royal~~/s/ Brian S. Shlissel
Name: ~~David~~Brian S. ~~Royal~~Shlissel
Title: ~~Elected Manager and President~~Managing Director

JPMorgan Distribution Services, Inc.
~~Thrivent Distributors, LLC~~

By:	/s/ ~~David S. Royal~~Wendy Barta
Name: ~~David S. Royal~~Wendy Barta
Title: ~~Elected Manager~~Director, Executive Director & President

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the ~~1940~~ Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ~~Thrivent ETF~~J.P. Morgan Exchange-Traded Fund Trust; that he is the ~~Secretary~~President  & Principal Executive Officer of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this ~~25~~27th day of ~~January~~October , 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Thrivent ETF~~J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ ~~John~~Brian ~~D. Jackson~~S. Shlissel
Name: ~~John~~Brian ~~D. Jackson~~S. Shlissel
Title: ~~Secretary~~President & Principal Executive Officer

Verification of Application

In accordance with Rule 0-2(d) under the ~~1940~~ Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ~~Thrivent Asset~~J.P. Morgan Investment Management~~, LLC~~ Inc.; that he is ~~Elected Manager and President~~a Managing Director of such ~~entity~~company; and that all actions taken by the ~~managing member~~directors or other persons necessary to authorize deponent to execute and file such instrument this ~~25~~27 th day of ~~January~~October , 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Thrivent Asset~~J.P. Morgan Investment Management~~, LLC~~Inc.

By:	~~/s/ David S. Royal~~/s/ Brian S. Shlissel
Name: ~~David~~Brian S. ~~Royal~~Shlissel
Title: ~~Elected Manager and President~~ Managing Director

Verification of Application

In accordance with Rule 0-2(d) under the ~~1940~~ Act, the undersigned, being duly sworn, deposes and says that ~~he~~she has duly executed the attached application for an order for, and on behalf of, ~~Thrivent Distributors~~JPMorgan Distribution Services, ~~LLC~~Inc. ; that ~~he~~she is ~~Elected Manager~~Director, Executive Director & President of such ~~entity~~company ; and that all actions taken by the ~~managing member~~directors or other persons necessary to authorize deponent to execute and file such instrument this ~~25~~27 th day of ~~January~~October , 2022, have been taken. Deponent further says that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

JPMorgan Distribution Services, Inc.
~~Thrivent Distributors, LLC~~

By:	/s/ ~~David S. Royal~~Wendy Barta
Name: ~~David S. Royal~~Wendy Barta
Title: ~~Elected Manager~~Director, Executive Director & President

APPENDIX A

Initial Fund

~~Thrivent Small-Mid Cap ESG~~JPMorgan Equity ETF

The ~~Thrivent Small-Mid Cap ESG ETF~~Fund seeks to provide long-term capital ~~growth~~appreciation . Under normal circumstances, the Fund invests at least 80% of its ~~net~~ assets ~~(plus the amount of any borrowing for investment purposes)~~ in equity securities of ~~small and mid-sized~~U.S. companies. ~~The Adviser focuses mainly on the equity securities of small and mid-sized U.S. companies that the Adviser determines have sustainable long-term business models and a demonstrated commitment to environmental, social and/or corporate governance (“ESG”) policies, practices or outcomes.~~

APPENDIX D

Marked Copy Against Initial Exemptive Application

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812~~-~~             -15383

Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of:

J.P. Morgan Exchange-Traded Fund Trust

J.P. Morgan Investment Management Inc.

277 Park Avenue

New York, New York 10172

JPMorgan Distribution Services, Inc.

1111 Polaris Parkway

Columbus, Ohio 43240

Please send all communications regarding this application to:

Gregory S. Samuels

J.P. Morgan Investment Management Inc.

4 New York Plaza

New York, New York 10004

with a copy to:

Jon S. Rand, Esq.

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Page 1 of ~~27~~[__] sequentially numbered pages (including appendices)

As filed with the U.S. Securities and Exchange Commission on ~~September  6~~October 27, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of J.P. Morgan Exchange-Traded Fund Trust J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc. File No. 812~~-_______~~-15383	Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.	SUMMARY OF APPLICATION

In this application, J.P. Morgan Exchange-Traded Fund Trust (“Trust”), J.P. Morgan Investment Management Inc. (“Initial Adviser”) and JPMorgan Distribution Services, Inc. (“Distributor” and, together with the Trust and the Initial Adviser, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (the “Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) offers exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

[1]

Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

II.	APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a Delaware corporation with its principal place of business in New York, New York. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.3

Subject to approval by the Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the distributor and principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order.

For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

[3]	The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Brian S. Shlissel, President & Principal Executive Officer of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of trustees of the Trust on August 9, 2022.

RESOLVED, that the President and any Vice President of the Trust be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Application”); and

FURTHER RESOLVED, that the President, any Vice President and their designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the Commission (whether oral or written) on the Application with the Commission, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended; and

FURTHER RESOLVED, that the President, any Vice President and their designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the Commission’s Division of Investment Management of the Application.

Brian S. Shlissel, Managing Director of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Managing Director of the Adviser. Wendy Barta, Director, Executive Director & President of the Distributor, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in her as Director, Executive Director & President of the Distributor.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application.

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: President & Principal Executive Officer

J.P. Morgan Investment Management Inc.

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: Managing Director

JPMorgan Distribution Services, Inc.

By:	/s/ Wendy Barta
Name: Wendy Barta
Title: Director, Executive Director & President

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, J.P. Morgan Exchange-Traded Fund Trust; that he is the President & Principal Executive Officer of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this ~~6~~27th day of ~~September~~October , 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: President & Principal Executive Officer

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, J.P. Morgan Investment Management Inc.; that he is a Managing Director of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this ~~6~~27th day of ~~September~~October , 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

J.P. Morgan Investment Management Inc.

By:	/s/ Brian S. Shlissel
Name: Brian S. Shlissel
Title: Managing Director

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, JPMorgan Distribution Services, Inc.; that she is Director, Executive Director & President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this ~~6~~27th day of ~~September~~October , 2022, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

JPMorgan Distribution Services, Inc.

By:	/s/ Wendy Barta
Name: Wendy Barta
Title: Director, Executive Director & President

APPENDIX A

Initial Fund

JPMorgan Equity ETF

The Fund seeks to provide long-term capital appreciation. Under normal circumstances, the Fund invests at least 80% of its ~~Assets~~assets in equity securities of U.S. companies. ~~“Assets” means net assets, plus the amount of borrowings for investment purposes.~~